Exhibit 21

SUBSIDIARIES

Company Name	State of Incorporation
Performant Business Services, Inc.	Nevada
Performant Recovery, Inc.	California
Performant Technologies, Inc.	California
Performant Europe Ltd.	London, UK
Premiere Credit of North America, LLC.	Indiana
Healthcare Billing Administrators, LLC.	Indiana